May 29, 2014

Ms. Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:          EQT Midstream Partners, LP

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 20, 2014

File No. 1-35574

Dear Ms. Thompson:

This letter is in response to your letter dated May 8, 2014 to EQT Midstream Partners, LP (the Partnership).  Your letter included four comments which the Partnership responds to in this letter.  For your convenience, we have set forth each comment and provided our responses immediately after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 54

1.              SEC COMMENT:  We note your SG&A expense in fiscal 2013 increased in part because of lower adjustments for the collectability of a long-term regulatory asset.  Explain to us and disclose what these adjustments relate to and provide to us your accounting analysis which supports the recoverability of the regulatory asset.

PARTNERSHIP RESPONSE:  Equitrans L.P. (Equitrans), an indirect wholly owned subsidiary of the Partnership and the Partnership’s predecessor for accounting purposes for periods prior to the Partnership’s July 2, 2012 initial public offering (IPO), has a regulatory asset for the recovery of base gas lost as a result of migration from Equitrans’ storage fields.  This asset was originally established pursuant to an order issued in Equitrans’ 2006 rate case with the Federal Energy Regulatory Commission (FERC) that allowed Equitrans to recover historical base gas migration losses through its transmission retainage factor.  The transmission retainage factor allows a percentage of the gas transported on the Equitrans’ system to be retained by Equitrans.  This retainage compensates Equitrans for current lost and unaccounted for gas on its system, and to the extent that it exceeds such lost and unaccounted for gas, replenishes Equitrans’ base gas.  However, the FERC order does not guarantee 100% recovery of base gas migration losses because Equitrans is fully responsible, at its own financial and operational risk, for managing storage migration and lost and unaccounted for gas. Upon receipt of the FERC order, Equitrans recorded a regulatory asset for the gross amount of recovery allowed by the order and established a reserve equal to management’s best estimate of that portion of the regulatory asset that would not be recovered.  Each quarter, Equitrans estimates the reserve for unrecoverable volumes after considering the amount by which the volume of storage migration losses recorded as a regulatory asset exceeds the volume expected to be recovered.

From 2007 to 2011, average daily transmission volumes on the Equitrans system were 212 BBtu per day. As a result of system expansion and increased customer usage, average daily transmission volumes increased to 606 BBtu per day in 2012 and to 1,146 BBtu per day in 2013.  As a result of this increase in transported volumes and the associated retainage, Equitrans began experiencing higher than anticipated recoveries through its transmission retainage factor and recorded a $2.5 million reduction to the reserve in 2012.  During 2013, Equitrans recorded an additional $0.7 million reduction to the reserve to reflect the continued recovery experience.  The remaining reserve recorded at December 31, 2013 reflects management’s best estimate, as of that date, of the portion of the regulatory asset that will not be recovered under the rate order based on the current operating results on the system.

The difference between the 2012 reserve reduction of $2.5 million and the 2013 reduction of $0.7 million is the $1.8 million increase in selling, general and administrative (SG&A) expense discussed on page 54 of the Partnership’s Form 10-K for the year ended December 31, 2013.  The Partnership will expand the disclosure related to this item in future filings to describe the nature of the regulatory asset and the change that resulted in the reduction to the related reserve.

Capital Resources and Liquidity, page 59

Capital Requirements, page 60

2.              SEC COMMENT:  Please tell us and disclose whether you incurred any capital expenditures that had an element of both maintenance capital expenditures and expansion capital expenditures, such as expenditures that both maintained operating capacity and increased operating income or cash flow.  If so, please revise your disclosure to quantify the portion allocated to expansion capital expenditures for each of the periods presented.  In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

PARTNERSHIP RESPONSE:  For the periods presented, the Partnership did not incur material capital expenditures containing elements of both maintenance capital expenditures and expansion capital expenditures.  The terms “maintenance capital expenditures” and “expansion capital expenditures” are defined by the Partnership’s partnership agreement, which further provides that where expenditures are in part expansion capital expenditures and in part for other purposes, the Partnership’s general partner shall determine the allocation between the amounts paid for each.  Currently, the Partnership’s capital spending falls into one of two categories: (a) legacy transmission and gathering system replacements for which most capital spending is clearly maintenance capital expenditures to maintain existing operating capacity and operating income and (b) new transmission or gathering asset additions or expansions which add compression or miles of pipe that increase operating capacity and operating income and are clearly expansion capital expenditures.  The Partnership acknowledges that as it matures some capital expenditures will both add new capacity and maintain existing capacity.  In future filings, where the Partnership has significant capital expenditures containing elements of both maintenance capital and expansion capital, the Partnership will disclose the nature and amount of expenditures allocated to expansion capital.

Item 8. Financial Statements and Supplementary Data, page 66

4. Related-Party Transactions, page 78

3.              SEC COMMENT:  Please address the following comments related to your related-party transactions:

•            We note that your financial statements include charges for services provided by EQT Corporation and its subsidiaries.  Since these related party transactions were likely not at arms length, please disclose management’s estimates of what the expenses would have been on a stand-alone basis, if practicable.  Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results.  See Question 2 of SAB Topic 1B.

PARTNERSHIP RESPONSE:  The Partnership believes that it is not practicable to estimate what the expenses for services provided by EQT Corporation (EQT) and its subsidiaries would have been had those services been provided on a stand-alone basis.  As disclosed on page 80 in the Partnership’s Form 10-K for the year ended December 31, 2013, the Partnership was obligated to reimburse EQT for approximately $14.2 million in operating and maintenance expenses (O&M) and $18.3 million in SG&A expenses for the year ended December 31, 2013.  Of these amounts, approximately $10 million in O&M and SG&A, respectively, relate to personnel costs that were charged directly to the Partnership by EQT or its subsidiaries.  A substantial portion of the remaining expenses in both O&M and SG&A relate to costs of EQT’s corporate functional departments, such as safety and environmental, finance, legal and human resources, which costs were allocated to all of EQT’s subsidiaries, including the Partnership, based upon a methodology involving net fixed assets, revenue and headcount.  The allocated costs of these functional departments included personnel costs for those departments among other costs.

The personnel costs that the Partnership is charged by EQT and its subsidiaries may not reflect the actual costs that the Partnership would incur on a stand-alone basis and the Partnership is unable to estimate what personnel costs would have been on a stand-alone basis.  The individuals whose personnel costs are charged or allocated to the Partnership are employees of EQT and its subsidiaries, longstanding employers in the areas where the Partnership operates.  If it was a stand-alone entity, the Partnership may not have been able to attract the same level of talent on the same pay scale as EQT and its subsidiaries.  In addition, the amount of personnel costs charged to the Partnership is based on an estimate of time spent on Partnership related activities vs. EQT activities for a multitude of employees with varying skill sets.  As an example, the Partnership may be charged for one quarter of the time of a revenue accountant, one quarter of the time of an engineer, one quarter of the time of a field employee and one quarter of the time of a treasury specialist for cash management.  The Partnership would not reasonably be able to hire one quarter of four different persons and one person could not provide all of those different services.  As a result, the Partnership is unable to estimate the number and mix of employees it would have needed on a stand-alone basis.

In future filings, the Partnership will expand its related party disclosures to state that the expenses for which the Partnership reimburses EQT and its subsidiaries may not reflect the actual expenses that the Partnership would incur on a stand-alone basis and the Partnership is unable to estimate what these expenses would be on a stand-alone basis.

•            We note that your Omnibus Agreement requires that EQT Corporation indemnify or reimburse you for losses or expenses relating to or arising from various items and conditions.  Tell us how you account for reimbursements of items expensed and capitalized in your financial statements.  For example, clarify if you offset amounts expensed and capitalized by the reimbursement amounts or if you leave the originally recorded amounts unchanged and reflect the reimbursements as capital contributions.

PARTNERSHIP RESPONSE:  As disclosed on page 80 in the Partnership’s Form 10-K for the year ended December 31, 2013, EQT has reimbursed the Partnership for certain capital expenditures of $0.6 million and $2.6 million for the year ended December 31, 2013 and $1.6 million and $2.7 million for the year ended December 31, 2012.  When reimbursed by EQT for these capital expenditures, the Partnership leaves these amounts capitalized as property, plant and equipment on the Consolidated Balance Sheets and records a capital contribution from EQT.  This capital contribution treatment is consistent with EQT’s and the Partnership’s intent for this reimbursement and is reflected on the Statements of Consolidated Partners’ Capital on page 71 of the Partnership’s Form 10-K for the year ended December 31, 2013.  A statement that these reimbursements are treated as capital contributions will be included with the description of related party transactions in future filings.  Also disclosed on page 80, the Partnership was reimbursed $2.7 million by EQT for claims related to Equitrans’ previous ownership of the Big Sandy Pipeline.  As disclosed on page 72 of the Partnership’s Form 10-K for the year ended December 31, 2013, the Partnership’s predecessor financial statements reflect the assets, liabilities and results of operations of Equitrans presented on a carve-out basis, excluding the financial position and results of operations of the Big Sandy Pipeline for periods before July 2, 2012.  Therefore, the reimbursement related to the Big Sandy Pipeline had no impact on the Partnership’s financial statements as the Partnership paid the claim and was fully reimbursed by EQT, which had retained the reserve for this claim.  The Partnership has not been reimbursed by EQT for any items expensed to the Partnership’s accounting records. In the future, if any expense items are reimbursed by EQT, the Partnership will disclose the accounting for those costs in the description of related party transactions.

•            As required by Rule 4-08(k)(1) of Regulation S-X, please identify all material related party expenses on the face of your statements of consolidated operations.

PARTNERSHIP RESPONSE: In addition to its related party transaction disclosures in the financial statement footnotes, the Partnership will disclose the amounts of O&M, SG&A and, if material, any other expenses associated with related parties on the face of the Statements of Consolidated Operations for all periods presented in future filings.  All such expenses for the year ended December 31, 2013 and for the post-IPO period of July 2, 2012 to December 31, 2012 were disclosed in Note 4, Related Party

Transactions, on page 80 in the Partnership’s Form 10-K for the year ended December 31, 2013.

•            Please clarify why EQT Corporation’s long-term incentive plan did not result in any expense subsequent to your IPO, such as the continued vesting of pre-IPO awards.

PARTNERSHIP RESPONSE:  Under an omnibus agreement entered into at the time of the IPO among EQT, the Partnership and the Partnership’s general partner (the Omnibus Agreement), EQT agreed to perform, or cause its affiliates to perform, certain corporate, general and administrative services for the Partnership.  In return, the Partnership agreed to reimburse EQT and its affiliates for the expenses incurred in providing these services, except for any expenses associated with EQT’s long-term incentive programs.

The financial statements of Equitrans, the Partnership’s predecessor for accounting purposes, included an allocation of expense for EQT’s long-term incentive plans.  However, as disclosed on pages 72 and 169 of the Prospectus filed June 26, 2012 in conjunction with the Partnership’s IPO and on page 109 of the Partnership’s Form 10-K for the year ended December 31, 2013, expenses associated with EQT’s long-term incentive programs are no longer allocated to the Partnership, pursuant to the Omnibus Agreement.  The Partnership’s general partner established its own long-term incentive compensation plan effective with the IPO in July 2012, the details of which are disclosed on pages 87 and 88 of the Partnership’s Form 10-K for the year ended December 31, 2013, and expense related to this plan is included in the Partnership’s financial statements for all periods subsequent to the IPO.  The Partnership will expand its discussion of related party transactions in future filings to indicate the reason EQT’s long term incentive plans did not result in any expense to the Partnership subsequent to the IPO.

10. Equity-Based Compensation Plan, page 87

4.                          SEC COMMENT:  We note that your general partner granted performance awards representing 146,490 common units at the closing of your IPO in July 2012 and that the awards “have a performance condition related to the total unitholder return realized” on your common units from the date of the IPO through December 31, 2015.  Please define for us the term “total unitholder return” and tell us why, if applicable, you believe these awards contain a performance condition and not a market condition.  See the related definitions in ASC 718-10-20.  Also explain to us the “fair value model” used in your valuation.

PARTNERSHIP RESPONSE:  Total unitholder return, as defined in the performance award agreement related to the performance awards, is the percentage change in the value of the common units of the Partnership over the performance period, including reinvested distributions.  The Partnership’s common units are traded on the New York Stock Exchange.  Although not so stated on page 87 in the Partnership’s Form 10-K for the year ended December 31, 2013, the Partnership determined these awards contain a market condition as the payout of the awards is contingent upon achievement of a 10% total unitholder return which represents a specified amount of intrinsic value indexed solely to the Partnership’s units.  The Partnership engaged a third party valuation firm to determine the fair value of the awards on the grant date utilizing a Monte Carlo simulation.  The significant assumptions utilized in this Monte Carlo simulation are disclosed on page 87 in the Partnership’s Form 10-K for the year ended December 31, 2013.  The Partnership notes the confusion caused by its use of the term “performance condition,” which is the term used to describe the total unitholder return requirement in the performance award agreement itself.  In all future filings, the Partnership will state that total unitholder return is a market condition, as opposed to a performance condition, and that a Monte Carlo simulation was utilized in determining the grant date fair value of the awards.

Please feel free to contact Terri Bone, Vice President Finance and Chief Accounting Officer of the Partnership, at 412-553-5785 with questions regarding the Company’s financial statements and related matters.  You may contact Jonathan Lushko, Senior Counsel — Technical Expert for EQT Corporation, at 412-553-7706 or me at 412-553-5863 with any other questions.

Sincerely,

/s/ Philip P. Conti

Philip P. Conti
Senior Vice President,
Chief Financial Officer

cc:           Lewis B. Gardner, Vice President and General Counsel